UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of September 2017

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On September 6, 2017, EXFO Inc., a Canadian corporation, filed a Material Change Report following the signing of agreements for EXFO to acquire a 33.1% equity stake in Astellia, with the intent to acquire the remaining equity pursuant to Canadian legislation. Such legislation also requires the issuer to file the Agreement and the Schedules. This report on Form 6-K sets forth the Material Change Report Form, the Agreement and the Schedules relating to EXFO's filing of its Material Change Report in Canada.

The Material Change Report Form, the Agreement and the Schedules contain material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: September 6, 2017

FORM 51-102F3
MATERIAL CHANGE REPORT

EXFO Inc. ("EXFO")

ITEM 1:	Name and Address of Company EXFO Inc. 400 Godin Avenue Quebec, Quebec, G1M 2K2 Canada
ITEM 2:	Date of Material Change August 30, 2017.
ITEM 3:	News Release EXFO issued a press release indicating the material change on August 31, 2017 in Canada on Canada NewsWire and in the United States on New York Metro.
ITEM 4:
Summary of Material Change

EXFO Inc. announced on August 31, 2017 the signing, on August 30, 2017, of agreements for EXFO to acquire a 33.1% equity stake in Astellia, with the intent to acquire the remaining equity.

ITEM 5:
Full Description of Material Change

Under terms of the agreements, EXFO will acquire from founders Christian Queffelec (President of Astellia), Frédéric Vergine (EVP, Strategic Customer Engagements), Julien Lecoeuvre (Chief Technology and Innovation Officer) and Emmanuel Audousset (EVP, International Accounts and Indirect Sales) the entirety of their shares in Astellia, and from Isatis Capital the majority of its shares in Astellia. Following these acquisitions, which contain no suspensive condition, EXFO will hold a 33.1% stake in Astellia's equity, representing a total amount of €8.6 million at a price of €10 per Astellia share. The settlement of these acquisitions will take place in upcoming days.

Upon completion of these acquisitions and following the information and consultation process for Astellia's workers councils, EXFO will launch an all-cash voluntary public tender offer to acquire Astellia's remaining shares for the same price. The proposed public offer will remain subject to the approval of French foreign investment authorities and the supervision of Autorité des marchés financiers.

Astellia's Board of Directors has expressed its support for EXFO's firm offer and the agreements to be signed in order to complete a transaction that values the entirety of Astellia's equity (on a fully diluted basis) at approximately €25.9 million. In accordance with the applicable regulation, Astellia's Board of Directors will submit a reasoned opinion on the desirability of the public offering for the company, its employees and its shareholders after examining an independent expert's report on the fairness of the offer and the opinion of Astellia's workers councils, who will be consulted as soon as possible.

ITEM 6:	Reliance on subsection 7.1(2) of Regulation 51-102 Not applicable.
ITEM 7:	Omitted Information Not applicable.
ITEM 8:
Executive Officer

For further information, please contact Mr. Pierre Plamondon, Vice-President Finance and Chief Financial Officer or Benoit Ringuette, General Counsel and Corporate Secretary at 418.683.0211.

ITEM 9:	Date of Report September 6, 2017.